March 22, 2021

Ms. Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of Waycross Long/Short Equity Fund (the “Fund”), a series of Waycross Independent Trust (the “Trust”) (File Nos. 333-239562 and 811-23581)

Dear Ms. Browning:

This letter provides the Trust’s responses to the additional comments you provided on Monday, March 1, 2021, on the preliminary proxy statement filed on behalf of the Fund on Wednesday, February 3, 2021, which incorporated the Trust’s initial response letter dated February 26, 2021. I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment.

General

1.	Please acknowledge the staff’s pronouncement on October 5, 2016, that “the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.”

Response: The Trust and its management acknowledge their responsibilities related to shareholder disclosure.

2.	Comment: Please confirm that you will include the form of proxy card in the definitive Schedule 14A.

Response: The Trust confirms that it included the form of proxy card in the definitive Schedule 14A

3.	Comment: Please note that for future preliminary filings on Schedule 14A, the Trust should include the preliminary legend in the document’s header and the proxy card.

Response: The Trust confirms that it will include the preliminary legend in future preliminary filings under Schedule 14A.

4.	Comment: When comparing the new investment advisory agreement to the prior investment advisory agreement, please be consistent in your language and use specific and detailed disclosure.

Response: The Trust has updated the disclosure to state, “[t]he New Advisory Agreement is identical to the Current Advisory Agreement, including the same fee rates, except for the commencement and renewal dates.”

5.	Comment: For the Waycross Focused Equity Fund (the “Focused Equity Fund”), which is not included in this proxy statement, please clarify who solicits shareholders to approve the new investment advisory agreement.

Response: Waycross Partners, LLC (“Waycross” or the “Adviser”) will solicit shareholders of the Focused Equity Fund to approve the new investment advisory agreement by written consent.

6.	Comment: Please confirm that you have complied with Item 22(c)(8) of Schedule 14A and described “the nature of the action to be taken on the investment advisory contract and the reasons therefor, the terms of the contract to be acted upon, and, if the action is …a replacement of [ ] an investment advisory contract, the material differences between the current and proposed contract.”

Response: The Trust confirms that it has complied with its disclosure requirements under Item 22(c)(8).

Cover Letter

7.	Comment: Clearly disclose throughout the Schedule 14A that the change of control resulted in an assignment under federal securities laws.

Response: The Trust has added this disclosure.

8.	Comment: Please update the COVID-19 related disclosure to track the requirements of the Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns, which was issued on March 4, 2020, and updated on April 7, 2020.

Response: The Trust has updated the COVID-19 related disclosure.

Question & Answer ("Q&A")

9.	Comment: Please add the revised disclosure from the Q&A item regarding the Fund’s management and operations to the proxy statement’s body.

Response: The Trust has added the disclosure to the body of the proxy statement.

10.	Comment: Please add a brief synopsis of the expense limitation agreement and indicate that the Total Annual Fund operating expenses paid by the shareholders will increase upon the agreement’s termination. Please add the revised disclosure from this Q&A item to the body of the proxy statement.

Response: The Trust has added the disclosure both here and to the body of the proxy statement.

Notice of Special Meeting of Shareholders

11.	Comment: As required under Rule 14a-4, you identified in bold typeface who is soliciting the vote. Please add this statement to the body of the proxy statement too.

Response: The Trust has added the disclosure.

Proxy Statement

12.	Comment: Please explain whether the information required in Item 22(c)(8) of Schedule 14A was sent or will be sent to the Focused Equity Fund’s shareholders.

Response: Item 22(c)(8) of Schedule 14A requires the description of “the nature of the action to be taken on the investment advisory contract and the reasons, therefore, the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” As we noted in the February 26 Letter, Waycross is relying on the exemption under Rule 14a-2(b)(2) of the Securities Exchange Act of 1934 to solicit the Focused Equity Fund’s shareholders.

Waycross will send an information statement to the Focused Equity Fund’s shareholders when it solicits their written consent of the New Advisory Agreement. While Waycross is not required to file its solicitation documents with the Commission per Rule 14a-2(b)(2), Waycross provided information similar to Schedule 14C to the Focused Equity Fund’s shareholders. While Waycross used Schedule 14C as the basis for its solicitation of shareholders under Rule 14a-2(b)(2), it is not required to file any disclosure documents with the SEC under Rule 14c-2 and 14c-5.1 Those rules apply to information statements filed by issuers who sought approval of a corporate action by written consent.2 Because Waycross is conducting the solicitation of the shareholders and it is not the issuer, it does not have the same obligations under Section 14(a) as the Trust.3 Further, since the Trust is not pariticpaitng in the solicitation of the Focused Equity Fund’s shareholders, it is in compliance with Section 14(c) and Rules 14c-2 and 14c-5.

[1]	Section 14(c) of the Exchange Act states that “Unless proxies, consents, or authorizations in respect of a [registered security] are solicited by or on behalf of the management of the issuer [in accordance with the proxy rules], such issuer shall, in accordance with rules and regulations prescribed by the Commission, file… and transmit to all holders…of such security information substantially equivalent to the information which would be required to be transmitted if a solicitation were made…” (Emphasis added.)

[2]	Rule 14c-2(a)(i) provides: “In connection with every annual or other meeting of [the holders of a class of registered securities], including the taking of corporate action by the written authorization or consent of security holders, the registrant shall transmit to every security holder of the class that is entitled to vote or give an authorization or consent in regard to any matter to be acted upon and from whom proxy authorization or consent is not solicited on behalf of the registrant pursuant to Section 14(a) of the [1934 Act]…[a] written information statement containing the information specified in Schedule 14C….” (Emphasis added.)

[3]	For Example, the staff has taken the view that Section 14(c) and Rule 14c-2 are inapplicable to actions by written consent of stockholders in which the registrant is not involved. See e.g., Burlington Northern, Inc. (publicaly available February 3, 1983).

13.	Comment: The staff believes that Section 15(f) applies to the transaction because the change of control resulted in an assignment of the investment advisory agreement, and the Adviser received a benefit in connection with the sale of its interests. Under Section 15(f)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”), for three years after the time of the transaction, at least 75% of the Trust’s board members must be independent trustees. Please explain how the Trust will satisfy Section 15(f)(1)(A).

Response: The Board of Trustees has agreed to add a fourth member who is not an interested person of the Adviser. Article IV, Section 1 of the Trust’s Agreement and Declaration of Trust allows the Board to increase its size. Further, as required by Section 16(b) of the 1940 Act, the new trustee’s election will be included in the proxy statement so that shareholders may vote on the nomination. The Trust represents that it will meet the requirements of Section 15(f)(1)(A) for the required period. The Trust will include the following Section 15(f) disclosure in the proxy statement.

14.	Comment: Please provide more details on the transaction in the proxy statement. Considering disclosing the amounts at issue. You should explain the nature of the transaction, the consideration received, and by whom,

Response: At the request of Waycross, a private company, the Trust declines to disclose the transaction amount publicly. The transaction’s general terms were disclosed to the Board at its meeting on January 20, 2021. The cash invested into Waycross by Mr. Bevin was based on an internal valuation agreed to by Messrs. Bevin and Thomas, the only Waycross owners. The Trust has provided some additional disclosure to clarify this point.

15.	Comment: In the paragraph discussed Rule 15a-4, please revise the disclosure to track the language in the rule and clarify what happens to the interested earned in the escrow account; additionally, state that the interest-bearing escrow account will be held at the Fund’s custodian or a bank, as required by the rule.

Response: The Trust has revised the disclosure.

16.	Comment: Please confirm that you have added any disclosures required under Item 22(c)(6) of Schedule 14A or add such disclosure, as needed.

Response: The Trust has revised the disclosure to correct its omission.

17.	Comment: Please add a brief heading regarding the ownership to the disclosures required under Item 22(c)(6) of Schedule 14A so that this information is more prominent. Also, please include more information regarding the material transaction with Mr. Walker.

Response: The Trust has revised the disclosure to give more details on the redemption of Mr. Walker’s interests upon his retirement.

18.	Comment: The staff notes that the section on voting standards still includes broker non-votes as counting towards quorum. Please revise the disclosure based on your previous response that broker non-votes will not be counted towards quorum. Additionally, please clarify what will happen if there are insufficient votes to approve the proposals, specifying the process that shareholders should expect.

Response: The Trust has revised the disclosure to correct its omission.

Please contact me at (513) 629-9482 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo J. Howell
Partner
Strauss Troy Co., LPA

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